[Perkins Coie LLP Letterhead]

February 2, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Puget Energy, Inc. – Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Puget Energy, Inc. (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”), via EDGAR, is the Company’s Registration Statement on Form S-4 (“Form S-4”). Payment of $52,245 has been wired to the U.S. Bank as the designated Financial Agent for General Lockbox Services for payment of the registration fee.

In December 2010, the Company issued $450 million in aggregate principal amount of senior secured notes in a private placement (collectively, the “Original Notes”). Pursuant to the agreements entered into with the initial purchasers of the Original Notes, the Company is required to offer holders of the Original Notes the opportunity to exchange the Original Notes for substantially identical notes and subsidiary guarantees in a transaction that has been registered under the Securities Act of 1933, as amended (the “Exchange Offer”). The Company proposes to register the Exchange Offer on Form S-4.

The Company will supplementally be providing to you a letter which sets forth certain representations concerning the Exchange Offer in compliance with the guidelines described in the SEC’s letters to Exxon Capital Holdings Corp. (April 13, 1998), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

If you have any questions regarding this filing, please contact me at (206) 359-8577.

Very truly yours,

/s/ ANDREW BOR

cc:	Donald E. Gaines, Puget Energy, Inc.